SLM CORPORATION

12061 BLUEMONT WAY

RESTON, VIRGINIA  20190

C.E. Andrews

Executive Vice President,

Finance, Accounting and Risk Management

703-984-6800

October 10, 2005

VIA EDGAR

Ms. Joyce Sweeney

Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

RE:

SLM Corporation

Form 10-K for the Fiscal Year Ended December 31, 2004

Forms 10-Q for the Quarters Ended March 31, 2005 and June 30, 2005
File No. 1-13251

Dear Ms. Sweeney:

On behalf of SLM Corporation (the “Company”), submitted below is the Company’s response to the sole comment (the “Comment”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated October 6, 2005 concerning the above referenced filings made pursuant to the Securities Exchange Act of 1934 (the “Exchange Act”).

For your convenience, the text of  the Staff’s Comment is presented in italics before our response.

Comment:

Form 10-K for the Fiscal Year Ended December 31, 2004

Alternative Performance Measures, pages 61 – 64

1.                                       We note your supplemental response to comment 1 of our letter dated September 19, 2005. In future filings, please do not use the title “core cash” measures in your disclosures. Reference to cash performance measures may be confusing to investors since your non-GAAP measure does not appear to represent cash flows or a liquidity measure.

Response:

As Mike Sheehan discussed with you on October 7, we agree not to use the title “core cash” measures in our disclosures in future filings. We will instead use the titles “core earnings,” “core results” or “core measures” as appropriate for the context in which they are used.

We believe that the foregoing is responsive to the Comment. If you need any further information, please do not hesitate to call me at 703.984.6800 or Mike Sheehan at 703.984.5680.

Very truly yours,

/S/ C.E. ANDREWS

C.E. Andrews

Attachments

cc:	SEC

Chris Harley

SLM Corporation

William M. Diefenderfer, Chair, Audit Committee of the Board of Directors
Marianne M. Keler, Executive Vice President, Corporate Strategy, Consumer Lending & Administration
Robert A. Crawford, Senior Vice President & Controller
Robert S. Lavet, Senior Vice President & General Counsel
Ted Morris, Vice President, Accounting Policy & Capital Markets Accounting
Michael E. Sheehan, Vice President & Deputy General Counsel
Peter W. Strang, Vice President & Assistant Controller

Gibson, Dunn & Crutcher LLP
Ronald O. Mueller